Suncor Energy Inc. P.O. Box 38 112 - 4 Avenue S.W. Calgary, Alberta T2P 2V5 Tel (403) 269-8100 Fax (403) 269-6218

July 19, 2010

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-7010

Dear Mr. Schwall:

Re:          Suncor Energy Inc. (“Suncor”) — Form 40-F for the Fiscal Year Ended December 31, 2009 (the “Form 40-F”)

In response to your letter (the “Letter”) dated June 15, 2010 to Suncor, we respond as follows.  For ease of reference, we have reproduced your comments in the Letter in italics below, followed by our response.

Required U.S. Oil and Gas Disclosure

1.                                      Your disclosure states that you received an exemption from Canadian securities regulatory authorities permitting you to report your reserves in accordance with rules and regulations of the U.S. Securities and Exchange Commission.  Since you have chosen to and received an exemption to report your reserves in accordance with the rules of the U.S. Securities and Exchange Commission, you are required to comply fully with the U.S. disclosure requirements relating to your oil and gas producing activities pursuant to Subpart 1200 of Regulation S-K.  As such, please address each of the comments issued below regarding your disclosure of oil and gas producing activities.

We acknowledge that Suncor reported its reserves in its annual information form for the year ended December 31, 2009 (the “AIF”) filed under cover of the Form 40-F in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), particularly Subpart 1200 of Regulation S-K (“Subpart 1200”), pursuant to an exemption granted under In the Matter of the Securities Legislation of Alberta and In the Matter of the Process for Exemptive Relief Applications in Multiple Jurisdictions and In the Matter of Suncor Energy Inc., November 16, 2009, which came into effect on December 28, 2009.

Summary of Oil and Gas Reserves After Royalties, page 31.

2.                                      Tell us how you considered Regulation S-K, Item 1202(a)(2), which requires separate disclosure for countries containing 15% of more of proved reserves.  It appears that this rule may require separate reporting of your Canadian and U.S. reserves, and possibly the reserves in other countries.

Ninety-two percent of Suncor’s proved reserves as at December 31, 2009 were located in Canada and therefore disclosure was neither required nor provided for individual countries, other than Canada.  The following table shows the percentage of Suncor’s proved reserves by geographic area as at December 31, 2009:

Geographic area	% of total proved reserves (Barrels of Oil equivalent	Country
North Sea	4%	UK/Netherlands
Other International	3%	Lybia/Syria
North American Onshore	10%	Canada/USA
East Coast Canada	2%	Canada
Oil Sands - In Situ	29%	Canada
Oil Sands — Mining	52%	Canada

The portion of the North American Onshore that was attributable to the United States as at December 31, 2009 represented less than 1% of the total proved reserves for Suncor at such date, and therefore was not material.

3.                                      Please add the disclosure regarding proved undeveloped reserves required by Regulation S-K, Item 1203(b), (c) and (d) or explain how your current disclosure complies or why you do not believe this disclosure is required.

We refer you to the ‘Discussion on Changes to Reserves Estimates’ on page 30 of the AIF (the “Discussion”), where the disclosure required by Item 1203 (b), (c) and (d) of Regulation S-K is provided.

As noted in the Discussion, under the heading “In-Situ”, over 80% of Suncor’s proved undeveloped reserves were associated with Suncor’s in-situ properties as at December 31, 2009.  As required by Item 1203 (b) and (c) of Regulation S-K, a discussion was provided along with the volume of reserves that were moved from the proved undeveloped to proved developed category during the year.  As required by Item 1203(d) of Regulation S-K, we noted that the reason why Suncor’s proved undeveloped reserves associated with its in-situ properties remain undeveloped is because these are long life projects and new production is expected to be brought on stream throughout the majority of the project life as capacity becomes available at existing processing facilities or when new facilities are constructed. In 2009, approximately 28 MMbbls were moved from the proved undeveloped category to proved developed as a result of ongoing development work.

A summary of the Discussion is provided below:

Changes related to revised SEC reserves disclosure requirements — The inclusion of oil sands mining and upgrading activities in oil and gas activities was noted.  In addition, mining reserves were shown separately in the reserves tables, as were synthetic crude oil (“SCO”) and bitumen volumes.  The table relating to proved developed and undeveloped reserves after royalties on page 32 of the AIF also provided for a one line adjustment between Suncor’s year end 2008 and the opening of 2009 to show the impact of these changes.

Merger of Suncor and Petro-Canada - The increase in Suncor’s proved reserves, as a result of the merger with Petro-Canada, was discussed.  The tables (the “Tables”) relating to proved developed and undeveloped reserves after royalties on pages 32 and 33 of the AIF show this impact as ‘Purchase of other reserves in place’ and ‘Purchase of reserves in place’.

Bitumen Reserves - The separation of bitumen and SCO volumes based on planned sales volumes was discussed and the SCO and bitumen reserves volumes were provided in the Tables.

In-Situ - The large long term undeveloped reserves associated with Suncor’s in-situ projects and the gradual movement to the developed reserves category was discussed.

Mining — It was noted that as a result of continued development of Suncor’s North Steepbank extension, reserves were moved out of the probable undeveloped reserves category to the proved developed reserves category.

International — It was noted that a majority of the reserves relating to the Ebla gas field in Syria were expected to be moved to the proved developed reserves category after the field commences production operations in 2010.

4.                                      We note your disclosure at page 27 regarding your reserves evaluation process and controls, and the statement in the report of RPS Energy Ltd. that you use your own staff to prepare some of your reserves estimates.  Please disclose the qualifications of the technical person at your company who is primarily responsible for overseeing the preparation of the reserves estimates.  See Item 1202(a)(7) of Regulation S-K.

Under the heading “Reserves Evaluation Process and Controls” on page 27 of the AIF we note that approximately 95% of Suncor’s proved reserves and 94% of Suncor’s probable reserves were evaluated externally.  All reserves evaluated internally were reviewed by our external evaluators for reasonableness.  The small portion of our reserves that were internally evaluated was associated with our North Sea and Other International properties.

Paul Armitage was the primary technical person responsible for overseeing the evaluation of Suncor’s International reserves. Mr. Armitage is a registered professional engineer with 23 years of industry experience and 21 years of reserves evaluation experience.

John Palmer is Suncor’s Internal Qualified Reserves Evaluator under National Instrument 5I-101 with overall responsibility for Suncor’s reserves disclosure.   Mr. Palmer is a registered professional engineer with over 34 years of industry experience and 30 years of reserves evaluation experience.

If required under the rules and regulations of the SEC, in future filings with the SEC Suncor will disclose the qualifications of the technical persons at Suncor who are primarily responsible for overseeing the preparation of reserves estimates.

Schedules E, F and G

5.                                      Please obtain revised reports from GLJ Petroleum Consultants Ltd., Sproule Associates Limited and RPS Energy Ltd. that disclose the relevant benchmark prices and weighted average prices from the total company reserve report.  See Item 1202(a)(8)(v) of Regulation S-K.  Such weighted average prices should be provided by the geographic area required to be provided in the reserves table pursuant to Item 1202(a)(2) of Regulation S-K.

GLJ Petroleum Consultants Ltd., Sproule Associates Limited (“Sproule”) and RPS Energy Ltd. (“RPS”) used the 2009 12-month average prices to calculate the ‘Standardized Measure’ as provided in the table on page 37 of the AIF.   The table provides several benchmark prices to ensure that appropriate prices were used for the properties in each of the geographic areas.  Benchmark prices were also provided in the detailed property reserves reports that were prepared for Suncor by the evaluators.

If required under the rules and regulations of the SEC, in future filings with the SEC Suncor will disclose the prices used for reserves determinations in its annual information form and in the supporting reserves evaluation summary documents provided by the external evaluators as a part of its annual information form.

6.                                      We note the statements in the reports by GLJ Petroleum Consultants Ltd. and Sproule Associates Limited regarding the exclusion of certain of your abandonment and reclamation costs or obligations.  Please advise us regarding the extent of such costs or obligations and tell us why they were not considered in the reserves evaluations.

Abandonment and reclamation costs were not used to determine the economic limit of recoverable reserves but rather were used to determine the present value of estimated future net cash flows.  Abandonment and reclamation costs not captured in the reserves future net cash flows were captured in the ‘Asset retirement and other’ costs provided in the table relating to present value of estimated future net cash flows on page 38 of the AIF.

Schedule F

7.                                      With regard to the report from Sproule Associates Limited, the exclusivity section states in part, “This report is solely for the information of Suncor and for the information and assistance of its independent public accountants in connection with their review of, and report upon, the financial statements of Suncor.”  As Item 1202(a)(8) of Regulation S-K requires this report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

We acknowledge the purported exclusivity in the above-referenced report from Sproule.  The same section states, “Sproule hereby provides permission for this report to be included as an exhibit for Suncor’s annual filings in accordance with applicable U.S. and Canadian securities laws.”  We also note that the Sproule consent filed with the Form 40-F permits excerpts from the report to be included in Suncor’s SEC filings.  Consequently, we respectfully submit that filing a revised Sproule report will not provide a material benefit to investors.  However, we undertake that any future reports from Sproule or any other external evaluator will not include the purported exclusivity language.

Schedule G

8.                                      With regard to the report of RPS Energy Ltd., while we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted engineering and evaluation principles.”  Please request of RPS Energy Ltd. an explanation of the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

Suncor notes that the Society of Petroleum Engineers (“SPE”) issued an updated version of the “Standards Pertaining to the Estimating And Auditing of Petroleum Reserves Information” (Auditing Standards) (the “Standards”), which was approved concurrently by SPE with the SPE/WPC/AAPG/SPEE Petroleum Resources Management System (PRMS) in March of 2007.  The Standards can be accessed through the following link to the SPE website:

http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf

We have been advised by RPS Energy Ltd. (“RPS”) that the reference to “generally accepted engineering and evaluation principles” is a reference to the Standards.   However, to the extent required by the rules and regulations of the SEC, we will ensure any future report from RPS or any other external evaluator that we file with the SEC will not include such language.

9.                                      Finally with regard to the report of RPS Energy Ltd., please obtain a revised report that includes the disclosure required by Regulation S-K, Item 1202(a)(8).  For example, the current report does not address the primary economic assumptions, the inherent uncertainties of reserves estimates, or the possible effects of regulation on the ability of the registrant to recover the estimated reserves.

We acknowledge that the report of RPS referenced above does not specifically address some of the details of third party reports as outlined in Item 1202(a)(8) of Regulation S-K (“Item 1202”) but note the following:

1.               the RPS report specifically states that RPS followed Item 1202 and identifies the specific SEC documents that they have used as reference;

2.               RPS’s detailed report does address Item 1202 in detail; and

3.               RPS evaluated less than 4% of Suncor’s reserves and therefore the reserves subject to the RPS report were not material to Suncor.

Consequently, we respectfully submit that filing a revised RPS report will not provide a material benefit to investors.  However, to the extent required by the rules and regulations of the SEC, we will ensure that any future report of RPS or any other external evaluator that we file with the SEC will conform to Item 1202.

Consolidated Statements of Earnings, page 64

10.                               We note that you have restated your results of operations for 2008 and 2007 and your financial position at December 31, 2008. Please explain to us the nature of the restatements.

Also tell us why you have not included an explanation of the restatements in footnote disclosure and why your audit report does not refer to the restated financial statements.

Results of operations for 2008 and 2007

Our results of operations for the periods 2008 and 2007 were reclassified to conform to current period presentation. This disclosure was included in part (a) of our Summary of Significant Accounting Policies, page 59 of Exhibit 99.1 to the Form 40-F.

As a result of the changes being reclassifications only, there was no impact to net earnings or equity. We will amend our future disclosure to delete the word “(restated)” in future filings.

Financial position at December 31, 2008

Our financial position at December 31, 2008 was restated in accordance with the adoption of Canadian Institute of Chartered Accountants (CICA) Handbook section 3064 “Goodwill and Intangible Assets”. The impact of adopting this standard resulted in a change in the classification of our deferred maintenance shutdown costs that had previously been classified within other assets and amortized over the period to the next shutdown. At December 31, 2008, property, plant and equipment was increased by $566 million, with an equal and offsetting reduction to other assets.

This disclosure was included in Note 1(a), page 72 of Exhibit 99.1 to the Form 40-F.

Audit Report

The restatements described above were appropriately disclosed and were not considered to have a material effect on the comparability of the company’s consolidated financial statements.  Accordingly, it was not considered necessary to include an emphasis of matter reference in the audit report.

*****

As requested in the Letter, we hereby confirm that:  (i) Suncor is responsible for the adequacy and accuracy of its disclosure; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to a filing; and (iii) Suncor may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any further comments or questions.

Yours truly,

SUNCOR ENERGY INC.

/s/ Bart Demosky

Bart W. Demosky
Chief Financial Officer